Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: 09 October 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 1 2 2007
WASH, D.C.
185

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
OCT 2 3 2007
THOMSON
FINANCIAL

07027366

Very truly yours,

Bank Hapoalim B.M.

Sharona Tamir, Advocate
Deputy Secretary of the Bank

10/19

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*17/09/07*	*1*
2.	*Immediate Report*	*17/09/07*	*2*
3.	*Holding(s) in Company*	*16/09/07*	*3*
4.	*Immediate Report*	*18/09/07*	*4*
5.	*Immediate Report*	*23/09/07*	*5*
6.	*Holding(s) in Company*	*25/09/07*	*6*
7.	*Immediate Report*	*26/09/07*	*7*
8.	*Immediate Report*	*26/09/07*	*8*
9.	*Holding(s) in Company*	*07/10/07*	*9*
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

Schedule 1

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 17/09/2007
Reference: 2007-01-394735

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Resolution of the Company under Section 255 of the Companies Law

Regulation 37A of the Securities (Periodic & Immediate Reports) Regulations 5730-1970

On *August 21, 2007* the Board of Directors of the Company resolved *to approve* such actions of office holders, which are enumerated in Section 254 (a) of the Companies Law, 5759-1999 as follows:

1. Details of the office holders:

No.	Name of Office Holder	Office
1	*Samet Haim*	*Director*
2	*Barnea Amir*	*Director*
3	*Dror Nira*	*External Director*
4	*Dauber Yossi*	*Director*
5	*Orgler Yair*	*Director*
6	*Dvorin Pninah*	*Director*

2. Transaction Date and Particulars Thereof:
Approval is given to the contractual relations between the Bank and the companies listed below (companies in which the office holders of the Bank whose names are specified in Clause 1 above are presumed to be interested parties) and which were instituted before such persons became office holders of the Bank. Furthermore, it was approved that there is nothing to prevent the aforesaid office holders from carrying out their functions notwithstanding that they are considered to be interested parties also in other companies listed below. Furthermore, it was approved to continue the provision of banking services to all those companies listed below which the Bank usually provides to its customers in the ordinary course of business, provided that it concerns services which do not involve any credit exposure, and further provided that in the provision of such services no such company/companies shall be accorded any preference or advantage over other customers in the ordinary course of the Bank's business, and in similar circumstances. Credit transactions with these companies, if required, will receive approval in accordance with the provisions of the Bank's Articles of Association and the Companies Law.

It should be emphasized that this does not concern material transactions and accordingly they were approved in accordance with the provisions of Sections 255 and 271 of the Companies Law.

3. The Procedures by which *the Transaction was Approved*:
Approval of the Board of Directors of the Bank was obtained as required by the Companies Law, 5759-1999.

4. The Reasons *for Approving the Transaction*:
The transaction and/or transactions, the operation and/or operations and the banking services which were approved are given in the normal course of the business of the Bank and in accordance with the procedures of the Bank and the scale of authorities and the procedures of the Board of Directors, and they do no harm to the good of the Bank, on the contrary.

There follows a list of the companies in which an office holder of the Bank officiates as a director or as an office holder thereof (and which relates to Clause 2 above):

(In addition to the list attached to our letters of December 18, 2000 numbered 802/00 and of February 5, 2001 numbered 802/01 and of March 12, 2001 numbered 802/01 and of April 2, 2001 numbered 802/01 and of July 8, 2001 numbered 802/01 and of August 5, 2001 numbered 802/01 and of May 13, 2002 numbered 802/02 and of June 15, 2003 numbered 802/03 and of June 25, 2003 numbered 802/03 and of January 14, 2004 numbered 058227 and of June 8, 2004 numbered 109491 and of April 21, 2005 numbered 018789 and of November 1, 2005 numbered 079336 and of August 14, 2006 numbered 075094 and of January 29, 2007 numbered 021109).

Haim Samet
BIOPHORE INC

Nira Dror
Nira Dror Ltd.

Amir Barnea – *external director – under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Malti Trading LLC

Yossi Dauber
Pachmas Ltd.
Orbit/FR Inc

Yair Orgler – *external director – under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Israel Chemicals Ltd.
Dead Sea Bromine Co. Ltd.
Bromine Compounds Ltd.
Atidim – High Tech Industries Co. Ltd.
Ceragon Networks Ltd.
Itamar Medical Ltd.

Pninah Dvorin
Ravad Ltd.
Sialo Technology Israel Ltd.

Schedule –

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 17/09/2007
Reference: 2007-01-394777

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Resolution of the Company under Section 255 of the Companies Law

Regulation 37A of the Securities (Periodic & Immediate Reports) Regulations 5730-1970

On *August 21, 2007* the Board of Directors of the Company resolved *to approve* such actions of office holders, which are enumerated in Section 254 (a) of the Companies Law, 5759-1999 as follows:

1. Details of the office holders:

No.	Name of Office Holder	Office
1	*Szuszan Mario*	*Member of the Board of Management, Senior Deputy Managing Director*
2	*Rozen Yacov*	*Member of the Board of Management, Senior Deputy Managing Director*
3	*Levy Ofer*	*Member of the Board of Management, Senior Deputy Managing Director*
4	*Garfunkel Alberto*	*Member of the Board of Management, Senior Deputy Managing Director*
5	*Kenan Zion*	*Member of the Board of Management, Deputy CEO*

2. Transaction Date and Particulars Thereof:
Approval is given to the contractual relations between the Bank and the companies listed below (companies in which the office holders of the Bank whose names are specified in Clause 1 above are presumed to be interested parties) and which were instituted before such persons became office holders of the Bank. Furthermore, it was approved that there is nothing to prevent the aforesaid office holders from carrying out their functions notwithstanding that they are considered to be interested parties also in other companies listed below. Furthermore, it was approved to continue the provision of banking services to all those companies listed below which the Bank usually provides to its customers in the ordinary course of business, provided that it concerns services which do not involve any credit exposure, and further provided that in the provision of such services no such company/companies shall be accorded any preference or advantage over other customers in the ordinary course of the Bank's business, and in similar circumstances. Credit transactions

with these companies, if required, will receive approval in accordance with the provisions of the Bank's Articles of Association and the Companies Law.

It should be emphasized that this does not concern material transactions and accordingly they were approved in accordance with the provisions of Sections 255 and 271 of the Companies Law.

3. The Procedures by which *the Transaction was Approved*:
Approval of the Board of Directors of the Bank was obtained as required by the Companies Law, 5759-1999.

4. The Reasons *for Approving the Transaction*:
The transaction and/or transactions, the operation and/or operations and the banking services which were approved are given in the normal course of the business of the Bank and in accordance with the procedures of the Bank and the scale of authorities and the procedures of the Board of Directors, and they do no harm to the good of the Bank, on the contrary.

There follows a list of the companies in which an office holder of the Bank officiates as a director or as an office holder thereof (and which relates to Clause 2 above):

(In addition to the list attached to our letters of December 18, 2000 numbered 802/00 and of February 5, 2001 numbered 802/01 and of March 12, 2001 numbered 802/01 and of April 2, 2001 numbered 802/01 and of July 8, 2001 numbered 802/01 and of August 5, 2001 numbered 802/01 and of May 13, 2002 numbered 802/02 and of June 15, 2003 numbered 802/03 and of June 25, 2003 numbered 802/03 and of January 14, 2004 numbered 058227 and of June 8, 2004 numbered 109491 and of April 21, 2005 numbered 018789 and of November 1, 2005 numbered 079336 and of August 14, 2006 numbered 075094 and of January 29, 2007 numbered 021130).

Mario Szuszan *Hapoalim American Israel Ltd.* *Continental Poalim Ltd.* *Atad Investment Company Ltd.* *Hapoalim International* *Mitar Issuing Company Ltd.* *"Tashtit" Hanpackot Ltd.* *Hapoalim Hanpackot Ltd.* *Einat (Properties) Ltd.* *Agam Finance Company Ltd.* *Poalim Venture Services Israel Ltd.* *Pekaot Poalim Ltd.* *Sapanut Finance Company Ltd.* *Kadimah Poalim Finance Company Ltd.* *Sapanut Poalim Management Ltd.* *Sapanut Securities Ltd.* *Sapanut Investments Ltd.* *Investment Company of Continental Ltd.*	*Yacov Rozen* *Shur-Ha International Ltd.* *Ofer Levy* *Bank Massad* *Bank Yahav* *Alberto Garfunkel* *Bank Pozitif Turkish Bank* *Zion Kenan* *Bank Pozitif*

Schedule 5

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 16/09/2007
Reference: 2007-01-393781

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *14/09/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	261,731,308	20.76	20.76	20.50	20.50
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,337,430	7.48	7.48	7.39	7.39

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 261,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *97,561,583*
Change in Quantity of Securities: *-3,224,153*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 69,570,564 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 4

Date: September 18, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

Bank Hapoalim B.M. (hereinafter: "the Bank") hereby advises that the Board of Directors of the Bank resolved on 18th September, 2007, at 10:30 a.m. to authorize the Board of Management of the Bank to enter into an agreement with The First International Bank of Israel Ltd. (hereinafter: " The International Bank") on the basis of the following principles:

The Bank will sell and transfer to the International Bank all of its holdings (51%) of the issued and paid up share capital of Bank Massad Ltd. (hereinafter: "Bank Massad"), in consideration of payment of the sum of approximately NIS 236 (Two hundred and thirty-six) million (hereinafter: "the sale transaction").

The sale transaction is subject to the conclusion of a detailed agreement and is also subject to the receipt of the regulatory approvals required by law.

Upon the completion of the sale transaction the Bank is likely to record a capital gain of approximately NIS 60 million from the sale of Bank Massad.

When the detailed agreement has been concluded, a supplementary immediate report will be made.

Yours faithfully,
Bank Hapoalim B.M.

(-)	(-)
Yacov Rozen	**Sharona Tamir, Advocate**
Senior Deputy Managing Director	Deputy Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 5

Date: September 23, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise as follows:

The Board of Directors of the Bank, which convened on 20th September, 2007 in the afternoon, resolved to approve the issue by the Bank of Tier I hybrid capital in a framework amount of up to NIS 2 billion, by means of subordinated hybrid capital notes linked to the Index.

The capital notes will bear interest at a rate to be determined by calling for tenders on the issue dates.

The issue will be executed in installments, the amounts, terms and dates of which will be determined by the Bank in accordance with market conditions and the needs of the Bank and subject to the approval of the Supervisor of Banks recognizing them as Tier I capital in accordance with "the principles for issuing hybrid capital instruments in order that they be recognized as Tier I capital", as prescribed by the Supervisor.

The capital notes will not be secured by any charge over the assets of the Bank, nor by any other collateral.

The capital notes will be offered mainly to institutional investors by private placement.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Yacov Rozen	**Dan Koller**
Senior Deputy Managing Director	Manager, ALM Division

Schedule 6

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 25/09/2007
Reference: 2007-01-402697

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *21/09/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	261,731,308	20.76	20.76	20.50	20.50
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	92,282,426	7.32	7.32	7.22	7.22

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 261,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *94,337,430*
Change in Quantity of Securities: *-2,055,004*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 67,565,710 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 7

Date: September 26, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise, further to immediate reports made public on 14th January, 2007, 9th May, 2007, 13th May, 2007, and 3rd June, 2007, as follows:

On 25th September, 2007 at about 08.30 p.m. in the evening the Bank received notice from Arison Holdings (1998) Ltd., the company which is the controlling party of the Bank, as follows:

> " Further to our notices to you of 14th January, 2007 and of 3rd June, 2007 and by virtue of the Purchase Agreement of 11th January, 2007 referred to in our aforesaid notices, within the framework of which it was agreed that on the fulfillment of certain conditions, additional shares of Israel Salt Industries Ltd. ("Salt Industries") would be purchased, and upon the fulfillment of these conditions, there was completed on 25th September, 2007 a further purchase from Messrs. Dan Dankner, Dr. David Dankner and Rachel Elran by Arzaf D Ltd., a wholly owned subsidiary company of Arison Investments Ltd. ("the Purchaser") of 477,274 Ordinary Shares of NIS 1 n.v. each of Salt Industries, which constitute approximately 1.2% of the issued and paid up share capital of Salt Industries. Arison Investments Ltd. is an affiliated company of Arison Holdings (1998) Ltd.
>
> Following the completion of the purchase, the Purchaser will hold approximately 82.2% of the shares of Salt Industries, which holds directly and indirectly 75,764,441 Ordinary Shares of NIS 1.- n.v. each of Bank Hapoalim B.M., which constitute approximately 6.01% of the issued share capital of the Bank."

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Yacov Rozen Senior Deputy Managing Director	**Ilan Mazur, Adv.** Chief Legal Adviser

63 Yehuda Halevi St., Bank Hapoalim.Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 8

Date: September 26, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the immediate report which Bank Hapoalim B.M. (hereinafter: "the Bank") made public on 18th September, 2007 the Bank is pleased to advise as follows:

On Tuesday, 25th September, 2007 at about 05:00 p.m. an agreement was signed between the Bank and The First International Bank of Israel Ltd. (hereinafter: "The International Bank") according to which the Bank agreed to sell to the International Bank all of its holdings (51%) of the issued and paid up share capital of Bank Massad Ltd. (hereinafter: "Bank Massad"). Upon the completion of the sale transaction, the International Bank will pay to the Bank a sum of NIS 236 (Two hundred and thirty-six) million.

According to the agreement, the sale transaction is scheduled to be completed by 31st March, 2008, unless the closing date is deferred in accordance with the terms specified in the agreement.

The sale transaction is subject, inter alia, to the receipt of the regulatory approvals required by law and the approval of the Board of Directors of Bank Massad.

Upon the completion of the sale transaction, the Bank will record in its financial statements a capital gain of approximately NIS 60 (Sixty) million.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Yacov Rozen Senior Deputy Managing Director	**Ilan Mazur, Adv.** Chief Legal Adviser

Bank Hapoalim B.M. Schedule 9

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 07/10/2007

Reference: 2007-01-407752

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *05/10/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	261,731,308	20.76	20.76	20.50	20.50
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,791,325	7.52	7.52	7.42	7.42

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153* .
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 261,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *92,282,426*
Change in Quantity of Securities: *2,508,900*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 69,475,810 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

END